FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  July 2008

UNILEVER PLC

(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                        UNILEVER PLC

                                                                                                                       /S/ S H M A Dumoulin
                                                                                                                       By  S H M A Dumoulin
                                                                                                                       Secretary

Date: 21 July, 2008

                                              EXHIBIT INDEX
                                              -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                                         Notice to London Stock Exchange dated 21 July 2008

                                             Unilever Disposes Bertolli Olive Oil to Grupo SOS

Exhibit 99

UNILEVER DISPOSES

BERTOLLI OLIVE OIL TO GRUPO SOS

Unilever today announced that it has signed a definitive agreement for the disposal of its Bertolli olive oil and vinegar business with Grupo SOS for a consideration of €630m. The transaction is structured as a worldwide, perpetual licence by Unilever of the Bertolli brand in respect of olive oil and premium vinegar.

The transaction includes the sale of the Italian Maya, Dante, and San Giorgio olive oil and seed oil businesses, as well as the factory at Inveruno, Italy

Unilever will retain the Bertolli brand for all other categories including margarine, pasta sauces, and frozen meals. The Bertolli brand remains a priority for Unilever with strong growth plans based on capturing the growing appetite for Mediterranean food products

Vindi Banga, Unilever President for Foods, Home and Personal Care, said: "Bertolli is a brand leader in olive oils in Europe, the US and Australia, and we believe that Grupo SOS, with their deep expertise in this category, will further strengthen the business. We look forward to working with Grupo SOS to continue to build the Bertolli brand and to create further value."

Jesus Salazar, Grupo SOS Chairman, said: "With Bertolli, we inherit the great job done by Unilever in olive oil. This transaction is absolutely strategic to Grupo SOS and it reinforces us as worldwide leaders in olive oil. We share our focus on the Mediterranean diet with Unilever, and benefits will accrue to both our groups and to the consumer".

The combined turnover of Bertolli olive oil and vinegar and the Maya, Dante and San Giorgio businesses was around €380m in 2007.

The transaction is part of Unilever's announced plans to dispose of non-strategic brands with collectively more than €2 billion in turnover.

The agreement, which is subject to the relevant regulatory approvals, is expected to close during 2008.

21 July, 2008

-ends-

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results, including financial objectives to 2010, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

About Unilever

Unilever's mission is to add vitality to life. We meet everyday needs for nutrition, hygiene and personal care with brands that help people feel good, look good and get more out of life.

Unilever is one of the world's leading suppliers of fast moving consumer goods with strong local roots in more than 100 countries across the globe. Its portfolio includes some of the world's best known and most loved brands including twelve €1 billion brands and global leadership in many categories in which the company operates. The portfolio features brand icons such as Flora, Knorr, Lipton, Dove, Lux, Pond's, Lynx, Sunsilk, Persil, Cif and Domestos.

Unilever has around 174,000 employees in approaching 100 countries and generated annual sales of €40 billion in 2007. For more information about Unilever and its brands, visit  www.unilever.com.

About Grupo SOS

Grupo SOS is a leading Spanish quoted food company, with the finest range of brands and the sales leader in the segments it operates in editable oils: with Carbonell , the strongest selling olive oil brand in the world, and Koipe; biscuits with Cuétara; rice, with SOS; table olives, with Carbonell again, vinegars, with Procer and Louit, condiments with Louit and confectionary, with Café Dry and Pictolin.

It is also very present on the world market, with leading brands such as Carapelli and Sasso in olive oil, or Abu Bint, Lassie, Saludaes, Adolphus, Comet and Blue Ribbon in rice.

In short SOS is an international brand food company, offering products of the highest quality.

For more information about Grupo SOS and its brands, visit  www.gruposos.com .